DYNASTY GAMING INC.

CONSOLIDATED

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007 AND 2006

DYNASTY GAMING INC

AS AT  31 DECEMBER 2007 AND 2006

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

AUDITORS’ REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

2

Consolidated Statements of Shareholders’ Equity

3

Consolidated Statements of Operations

4

Consolidated Statements of Cash Flows

5

Notes to Consolidated Financial Statements

6

AUDITORS' REPORT

The Shareholders and Directors of:

Dynasty Gaming Inc.

We have audited the consolidated balance sheets of Dynasty Gaming Inc. as at December 31, 2007 and 2006, and the consolidated statements of operations, shareholders' equity and cash flows for the three-year period ended December 31, 2007. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and the changes in its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec

/s/ Horwath Appel

February 19, 2008

Horwath Appel

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada—

U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2007 and shareholders’ equity as at December 31, 2007, 2006 and 2005 to the extent summarized in note 22 to the financial statements.

Montreal, Quebec

/s/ Horwath Appel

February 19, 2008

Horwath Appel

Chartered Accountants

DYNASTY GAMING INC.
Consolidated Balance Sheets

As at December 31, 2007 and 2006
(stated in Canadian Dollars)

	2007	2006
	$	$
ASSETS
Current assets
Cash	1,488,832	7,551,017
Restricted cash	36,575	43,030
Accounts receivable	43,006	396,043
Prepaid expenses	17,043	159,586
Other receivable	-	150,000
Investment (Note 7)	280,000	-
	1,865,456	8,299,676
Deferred development costs (Note 8)	90,000	1,639,571
Property and equipment (Note 9)	404,394	465,175
Definite-life intangibles (Note 10)	2,000,000	-

	4,359,850	10,404,422

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	205,587	737,155
Deferred revenue	-	48,908

	205,587	786,063
Minority interest (Note 12)	492,792	-
	698,379	786,063

Shareholders' equity	3,661,471	9,618,359
	4,359,850	10,404,422

Commitments, Subsequent Events and Canadian and United States accounting policies differences (Notes 18, 21 and 22)

On behalf of the board:

          "Albert Barbuci"          , Director

          "Joseph Lau"               , Director

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.
Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2007, 2006 and 2005
(stated in Canadian Dollars)

	Capital Stock	Capital Stock	Contributed	Other Capital	Accumulated Other Comprehensive		Total Shareholders’
	(Note 13)	(Note 13)	Surplus	(Note 14)	Income	Deficit	equity
	$	$	$	$	$	$	$
Balance - December 31, 2004	36,187,782	3,589,810	120,653		(135,924)	(2,852,552)	721,987
Shares & warrants issued - private placements	23,000,000	5,344,447		466,500			5,810,947
Shares issued - business acquisition	9,000,000	1,350,000					1,350,000
Shares issued - brokers' rights & warrants	8,542,666	2,097,680		(16,280)			2,081,400
Shares issued - stock option Plan	123,667	23,497		(4,947)			18,550
Stock-based costs				30,257			30,257
Foreign currency translation					(53,995)		(53,995)
Net loss for the year						(1,184,559)	(1,184,559)
Balance - December 31, 2005	76,854,115	12,405,434	120,653	475,530	(189,919)	(4,037,111)	8,774,587
Shares & warrants issued - private placements	12,000,000	4,008,156		1,560,000			5,568,156
Shares issued - brokers' warrants	2,232,334	1,132,570		(106,470)			1,026,100
Shares issued - stock option Plan	440,444	129,195		(25,956)			103,239
Stock-based costs				1,042,146			1,042,146
Foreign currency translation					189,919	(189,919)	-
Net loss for the year						(6,895,869)	(6,895,869)
Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359
Shares issued – warrants (Note 13)	355,714	195,643		(17,786)			177,857
Shares issued - stock option Plan (Note 13)	464,967	325,926		(141,693)			184,233
Stock-based costs (Note 15)				(60,534)			(60,534)
Net loss for the year						(6,258,444)	(6,258,444)
Balance - December 31, 2007	92,347,574	18,196,924	120,653	2,725,237	-	(17,381,343)	3,661,471

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.
Consolidated Statements of Operations

Years ended December 31, 2007, 2006 and 2005
(stated in Canadian Dollars)

	2007 $	2006 $	2005 $
Revenues	51,740	82,277	161,700
Operating expenses
Direct costs	1,183,387	1,505,545	53,593
Marketing and promotion	2,082,870	1,217,613	231,567
Administrative	1,492,708	3,065,346	911,006
Amortization - deferred development costs	756,180	819,792	-
Amortization - property and equipment	176,231	56,234	16,109
Impairment - loan receivable	-	303,430	-
Impairment – deferred development costs (Note 8)	666,181	-	-
Impairment – property and equipment (Note 9)	114,660	-	-
Impairment - goodwill	-	-	328,348
	6,472,217	6,967,960	1,540,623
Loss from operations	(6,420,477)	(6,885,683)	(1,378,923)
Other
Interest income	186,355	131,516	(1,518)
Foreign exchange (loss) gain	(23,561)	1,604	9,267
Gain on settlement of advance payable	-	18,605	-
Loss on disposal of equipment	(7,969)	-	-
	154,825	151,725	7,749
Loss from operations before minority interest	(6,265,652)	(6,733,958)	(1,371,174)
Minority interest (Note 12)	7,208	-	-
Loss from continuing operations	(6,258,444)	(6,733,958)	(1,371,174)
(Loss) gain from discontinued operations (Note 6)	-	(186,626)	186,615
Gain on sale of discontinued operations (Note 6)	-	24,715	-
Net (loss) gain from discontinued operations	-	(161,911)	186,615

Net loss	(6,258,444)	(6,895,869)	(1,184,559)

Net loss per share
Basic and diluted
From continuing operations	(0.07)	(0.09)	(0.03)
From discontinued operations	-	0.00	0.00
	(0.07)	(0.09)	(0.03)
Weighted average number of common shares
Basic	91,937,234	78,876,348	46,165,603
Diluted	91,937,234	78,876,348	46,165,603

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005
(stated in Canadian Dollars)

	2007 $	2006 $	2005 $
Operating activities
Net loss from continuing operations	(6,258,444)	(6,733,958)	(1,371,174)
Stock based compensation (Note 15)	(60,534)	1,042,146	30,257
Amortization of deferred development costs	756,180	819,792	-
Amortization of property and equipment	176,231	56,234	16,109
Impairment – loan receivable	-	303,430	-
Impairment – goodwill	-	-	328,348
Impairments – deferred development costs	666,181	-	-
Impairment – property and equipment	114,660	-	-
Minority interest	(7,208)	-	-
Loss on disposal of equipment	7,969	-	-
	(4,604,965)	(4,512,356)	(996,460)
Change in non-cash working capital:
Accounts receivable	353,037	(266,561)	318
Prepaid expenses	142,543	(113,565)	13,095
Accounts payable and accrued liabilities	(531,568)	(12,933)	(739,855)
Deferred revenue	(48,908)	-	48,908
	(84,896)	(393,059)	(677,534)
	(4,689,861)	(4,905,415)	(1,673,994)
Investing activities
Decrease (increase) in restricted cash	6,455	(43,030)	-
Decrease in restricted deposit	-	116,300	3,900
Net cash transferred on sale of business	-	(879,789)	-
Cash acquired on acquisition	-	-	6,863
Other receivable	150,000	-	30,200
Increase in development costs	-	-	(578,624)
Tax credits received for development costs	127,210	277,088	-
Acquisition of property and equipment	(238,579)	(394,355)	(29,631)
Acquisition of definite-life intangibles	(2,000,000)	-	-
Proceeds on sale of property and equipment	500	-	-
Investment (Note 7)	(280,000)	-	-
	(2,234,414)	(923,786)	(567,292)
Financing activities
Repayment of obligations under capital leases	-	(5,003)	(27,429)
Minority interest in shares of a subsidiary	500,000	-	-
Decrease in loan payable director	-	-	(60,000)
Issuance of common shares net of costs	362,090	6,697,495	7,910,897
	862,090	6,692,492	7,823,468
Change in cash and cash equivalents from continuing operations	(6,062,185)	863,291	5,582,182
Change in cash and cash equivalents from discontinued operations (Note 6)	-	634,460	152,039
Net change in cash and cash equivalents	(6,062,185)	1,497,751	5,734,221
Cash and cash equivalents , beginning of year	7,551,017	6,053,266	319,045
Cash and cash equivalents , end of year	1,488,832	7,551,017	6,053,266
Cash and cash equivalents related to:
Continuing operations	1,488,832	7,551,017	5,755,213
Discontinued operations	-	-	298,053

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

1.

Going Concern

The Company has incurred operating losses and has not achieved any significant revenues. In October 2007, the Company halted its activities which were based solely on the licensing of its Mahjong Mania proprietary online gaming software.  The Company’s continuance as a going concern is dependent upon the completion of the proposed transaction as described below.

The transaction proposed consists of a reverse takeover and share exchange between the Company and Junnet Omnimedia, Inc., UDS Technology Limited, Wilson Cho and Silva Ford Technology Ltd, which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd. which will be accompanied by a private placement offering for gross proceeds (before expenses) of $30,000,000 US.  Pursuant to the proposed transaction Dynasty Digital Interactive Inc. will be the continuing company (Note 21).

2.

Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act.   Through its wholly-owned subsidiaries, the Company was engaged in the development, marketing and licensing of the proprietary online gaming software Mahjong Mania.  This activity ceased as of October 2007.

The Company, through DNY (BVI) Limited, entered into an agreement with Sega to purchase licenses for 4 online games.  This agreement is in anticipation of the completion of the proposed transaction (Notes 18 and 21).

3.

Significant Accounting Policies

a)

Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and are reported in Canadian dollars unless otherwise stated.

b)

Principles of consolidation

The consolidated financial statements of the Company include the accounts of Dynasty Gaming Inc. and its subsidiaries.  All significant inter-company transactions and balances have been eliminated upon consolidation. Acquisitions are recorded as purchases and the operations of the companies acquired during the period are included in the statements of operations from the dates of acquisition.

The Company’s subsidiaries are the following:

-

wholly-owned Canadian subsidiary, Mahjong Development Inc.,

-

wholly-owned Turks and Caicos Island subsidiary, Mahjong Systems Limited

-

wholly-owned Cyprus subsidiary, Mahjong Systems (Cyprus) Limited

-

75% owned British Virgin Islands subsidiary, DNY (BVI) Limited

c)

Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less when acquired.

d)

Deferred development costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost. The Company performs periodic impairment reviews to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

3.

 Significant Accounting Policies – cont’d

e)

Property and equipment

Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided at rates designed to amortize the costs of the assets over their estimated useful lives.   The amortization is as follows:

1) computer hardware and software	30% - declining balance method
2) furniture and fixtures	20% - declining balance method

f)

Definite-life intangibles

The definite-life intangibles are recorded at cost, less accumulated amortization. Amortization is provided over the assets’ useful life, using the straight-line method.   The useful life of the definite-life intangibles is based on their contract life.

g)

Government assistance

Government assistance is comprised of investment tax credits and scientific research and experimental development tax credits. These credits are recognized when there is reasonable assurance of their recovery using the cost reduction method. Investment tax credits are subject to the customary approvals by the pertinent tax authorities. Adjustments required, if any, are reflected in the year when such assessments are received.

h)

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars.  The operations of the Company’s foreign subsidiary are considered to be fully integrated with those of its parent.

Accounts in foreign currencies are translated using the temporal method. Under this method monetary balance sheet items are translated at the exchange rates in effect at year end and non-monetary items are translated at the historical exchange rates. Revenues and expenses (other than amortization, which is translated at the same exchange rates as the related assets) are translated at exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are included in the consolidated statement of operations.

i)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the future income tax liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company’s provision for the current income taxes and the difference between the opening and ending balances of future income tax assets and liabilities.

j)

Revenue recognition

The Company recognizes revenues resulting from the sale of software usage licenses and royalties.  Revenues resulting from the sale of software usage licenses are recognized on a straight-line basis over the term of the software agreements.  Revenues from royalties, the percentage share of the on-line game stakes as stipulated in the licensing contracts, are recognized at the end of the Internet game.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

3.

 Significant Accounting Policies – cont’d

k)

Per share amounts

Basic earnings or loss per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings or loss per share is calculated by dividing net results available to common shareholders by the weighted average number of shares used in the basic per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all dilutive potential common shares outstanding during the year, using the treasury stock method.

l)

Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party or (ii) failure of another party to perform under an obligation agreement. The Company has not provided any such guarantees to third parties.

m)

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.   Areas of significant estimate include the recoverability of deferred software costs, amortization periods for property and equipment and for definite-life intangibles, provision for doubtful accounts, the realization of future tax assets, and stock-based compensation costs. Actual results could differ from management’s best estimates and underlying assumptions as additional information becomes available in the future.

n)

Stock-based compensation and other stock-based payments

The Company has a stock-based compensation plan which is described in note 15.   The Company accounts for all stock-based payments and awards under the fair value base method.   All stock compensation to non-employees is expensed to earnings.   Stock options awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to other capital.  When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to other capital.    For awards granted before January 1, 2004, the Company did not recognize any compensation cost.

4.

 Change in Accounting Policies

Accounting Changes

On January 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

4.

Change in Accounting Policies (cont’d)

Financial Instruments

On January 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation; Section 3865, Hedges; and Section 3251, Equity.

These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income elements consist of revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income, in conformity with generally accepted accounting principles (GAAP).  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting fiscal year.

The Company’s adoption of these financial instruments standards had no impact on the financial statements.

(i) Comprehensive Income

Comprehensive income, established under CICA Section 1530, is a standard that provides guidance on the presentation of comprehensive income which is defined as the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company’s net earnings and other comprehensive income.

Other comprehensive income refers to revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net earnings, and includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations, net changes in gains (losses) on items designated as hedges on net investments including reclassification to earnings and net changes in gains (losses) on derivative items designated as hedges of cash flows and net changes on financial assets classified as available for sale, all net of income taxes.

(ii)

Financial Assets and Financial Liabilities

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Held-for-trading

Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings in the period in which these changes arise. Section 3855 allows an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of held-for-trading (fair value option).

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

4.

Change in Accounting Policies (cont’d)

The Company’s cash and cash equivalents and restricted cash are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings in the period.

The Company’s accounts receivable and other receivables are classified as loans and receivables.

The Company’s accounts payable and accrued liabilities and related party payable are classified as other financial liabilities.

Available-for-sale

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the change arises. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Upon de-recognition, all cumulative gains or losses are then recognized in net earnings.

(iii)

Derivatives and hedging accounting

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is separated from the host contract and accounted for as a derivative in the balance sheet, at its fair value. The Company has decided to recognize embedded derivatives in its consolidated balance sheet, if applicable. This rule has had no impact in the financial statements of the Company.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies; fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. The Company does not have any outstanding hedging contracts as at December 31, 2007 and December 31, 2006.

5.

Future Accounting Changes

The following is an overview of accounting standard changes that the Company will be required to adopt in future years:

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Company will adopt them on January 1, 2008. The Company is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

5.

Future Accounting Changes (cont’d)

Sections 3862 and 3863 will replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

6.

Discontinued Operations

On December 15, 2006 the Company sold its wholly-owned subsidiaries MedEvents Inc., Cadence Healthcare Communications Inc. and CPC Econometrics Inc. with an effective date of September 30, 2006.

Gain on sale:

Proceeds from sale	$ 300,000
Less: book value of subsidiaries as of September 30, 2006	(275,285)
Gain on sale	$ 24,715

The cumulative currency translation adjustment as of December 31, 2005, which arose from the translation to Canadian dollars of the assets and liabilities of CPC Econometrics Inc., the Company’s foreign self sustaining US operations, has been written off to the Company’s opening deficit.  The effect of this write off was a negative amount of $189,919.

The results of operations and cash flows of these subsidiaries have been segregated in the accompanying financial statements and reported as discontinued operations.

The discontinued operations presented in the accompanying consolidated statements of operations are as follows:

	2006 273 day period $	2005 365 day period $
Revenues	1,710,323	7,794,457
Operating expenses
Direct costs	1,526,896	5,241,175
Selling	114,100	320,267
Administrative	199,666	1,786,179
Amortization	28,675	37,251
	1,869,337	7,384,872
(Loss) income from operations	(159,014)	409,585
Other
Other income	14,428	21,757
Gain on sale of equipment	4,893	-
	19,321	21,757
(Loss) income before income taxes	(139,693)	431,342
Income taxes	-	244,727
Net (loss) income from discontinued operations	(139,693)	186,615
Translation adjustment loss	(46,933)	-
Net comprehensive (loss) income from discontinued operations	(186,626)	186,615

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

6.

Discontinued Operations (cont’d)

The cash flows from discontinued operations presented in the accompanying consolidated statements of cash flows are as follows:

	2006 273-day period $	2005 365-day period $
Operating activities	1,070,810	139,358
Investing activities	5,258	104,636
Financing activities	(420,572)	(74,378)
Effect of exchange rate changes on cash and cash equivalents	(21,036)	(17,577)
Cash flows from discontinued operations	634,460	152,039

Supplementary cash flow information for discontinued operations:

Income taxes paid	-	121,160

7.

Investment

During the year a new foreign subsidiary, BOBO Media Limited  (“BOBO”) was incorporated in the British Virgin Islands;  the Company owned 70% of the issued and outstanding shares of BOBO.   BOBO was inactive and the Company sold all of its shares in BOBO in exchange for 70,000 shares of Asia Premium TV GRP (ATVG.OB).    The investment is classified as held-for-trading and is carried at fair value.

8.

Deferred Development Costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost and amortized on a straight-line basis over the three years estimated useful life.  During the year research and development tax credits in the amount of $127,210 (2006 – $277,088) were included as a reduction to the deferred development costs; the amount was based on the claims received.  The Company has performed an impairment review and determined that the asset was impaired; an impairment loss of $666,181 was recorded.  The remaining amount represents the estimate of the 2007 research and development tax credits to be received.

			2007	2006
Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
$	$	$	$
2,332,153	1,575,972	666,181	90,000	1,639,571

9.

Property and Equipment

				2007			2006
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$	$
Computer hardware and software	782,733	269,371	114,660	398,702	556,491	98,431	458,060
Furniture and fixtures	10,314	4,622	-	5,692	10,314	3,199	7,115
	793,047	273,993	114,660	404,394	566,805	101,630	465,175

During the year the company recorded impairment in the amount of $114,660 on the computer software.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

10.

Definite-Life Intangibles

On December 18, 2007 the Company purchased special rights for the use of on-line games and made an initial payment towards the purchase of an on-line game (Notes 12 and 18).  The special rights have a five year term.   The license for the on-line game software will have a term of 78 months.

			2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
Special rights	200,000	-	200,000	-	-	-
On-line game license	1,800,000	-	1,800,000	-	-	-
	2,000,000	-	2,000,000	-	-	-

11.

Income Taxes

	2007	2006	2005
	$	$	$
Loss from continuing operations before income taxes:
Canadian	(6,048,972)	(5,847,118)	(1,178,195)
Foreign	(209,472)	(886,840)	(192,979)
	(6,258,444)	(6,733,958)	(1,371,174)
Combined federal and provincial statutory rates	30.95%	27.80%	26.64%
Computed income tax recovery at statutory rates	(1,936,988)	(1,872,248)	(365,240)
Increase (decrease) resulting from:
Impairments	170,945	48,579	101,787
Loss (gain) on investments	2,551	(2,979)	-
Non-deductible expenses	72,118	416,653	15,838
Non-recognition of future tax assets	276,324	213,942	3,199
Non-recognition of tax benefits related to non-capital losses	1,415,050	1,196,053	244,416
Income tax expense	-	-	-

Future tax assets are comprised of the following:

	2007	2006	2005
	$	$	$
Operating losses carried forward	3,222,928	1,930,810	796,013
Capital losses carried forward	432,671	429,692	315,405
Timing differences due to capital, intangible and other assets	41,270	(170,956)	33,394
Investment income tax credits	247,945	102,736	102,736
Less: valuation allowance	(3,944,814)	(2,292,282)	(1,247,548)
	-	-	-

As at December 31, 2007, the Company has taxable capital losses carry-forward of approximately $1,351,250 which are available to be applied against future taxable capital gains and non-capital losses carry-forward of approximately $10,047,000, which are available to be applied against future taxable income.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

11.

Income Taxes (cont’d)

The non-capital losses expire as follows:

Year of Expiry	$

2027	4,419,000
2026	3,326,000
2015	1,630,000
2014	360,000
2010	54,000
2009	194,000
2008	64,000

The potential tax benefits relating to these losses have not been recognized in the financial statements.

12.

Investment

In December 2007, DNY (BVI) Limited issued 900 shares for proceeds of $2,000,000.  Of the 900 shares 650 were issued to the Company and 250 were issued to Junnet Omnimedia, Inc (“Junnet”). As a result of this transaction the Company owns 75% of the outstanding shares of DNY (BVI) Limited and Junnet owns 25%.  The proceeds of this issuance were used to pay for special rights and software licenses related to on-line games (Notes 10 and 18).

13.

Capital Stock

a)

Authorized

The Company is authorized to issue an unlimited number of common shares.

b)

Escrowed shares

As at December 31, 2007, 4,732,778 common shares are subject to escrow conditions and may only be released for trading based on a pre-determined schedule and conditions extending over a period of one year.

c)

Warrants, rights and options exercised during the year by quarter

	Number	Average Exercise Price	Proceeds *
	#	$	$
First quarter
Warrants	343,214	0.50	188,768
Options	195,000	0.33	123,649
Second quarter
Warrants	12,500	0.50	6,875
Options	269,967	0.44	202,277
	820,681		521,569

*  “Proceeds” is comprised of net cash proceeds plus the related stock-based compensation costs, brokers’ rights and warrants costs which were originally credited to other capital.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

13.

Capital Stock (cont’d)

Issued common shares:

	2007		2006
	Number of shares	Book Value	Number of shares	Book Value
	#	$	#	$
Common shares, beginning of period	91,526,893	17,675,355	76,854,115	12,405,434
Issuance- private placements	-	-	12,000,000	4,008,156
Issuance- warrants and options exercised	820,681	521,569	2,672,778	1,261,765
Common shares, end of period	92,347,574	18,196,924	91,526,893	17,675,355

14.

Other Capital

Other capital consists of the following:

	2007	2006
	$	$
Warrants and brokers’ rights costs	1,885,964	1,903,750
Stock-based compensation costs	839,273	1,041,500
	2,725,237	2,945,250

15.

Stock-Based Compensation Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants.   Under this plan, the maximum aggregate number of shares reserved for issuance shall not exceed 10% of the then issued and outstanding shares of the Company.  The option price, the expiration date of each option, the vesting period and other terms and conditions relating to each option shall be determined by the Board at the time of granting.    The options are exercisable up to a maximum of 5 years after the grant.

The summarized information on options as at December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$	#	#	$	#	$
$0.15 - $0.50	2,075,000	4.71	0.25	375,000	0.24
$0.50 - $1.00	2,481,700	3.15	0.55	1,972,534	0.56
$1.00 - $1.11	1,031,667	3.89	0.99	688,334	0.99
	5,588,367	3.87	0.52	3,035,868	0.62

The fair value compensation expense recorded for the year ended December 31, 2007, with respect to the stock options granted, was a negative $60,534 (2006 – a positive $1,042,146).  The weighted average fair value of options granted during 2007 was estimated at $0.11 per option using the Black-Scholes model on the date of grant.  The following weighted-average assumptions were used:

Risk-free interest rate

  6.00%

Expected life

 1.79 years

Expected volatility in the market price of the shares

   90%

Expected dividend yield

    nil

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

15.

Stock-Based Compensation Plan   (cont’d)

The number of options has varied as follows for the years ended December 31:

	2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding at beginning of year	7,887,888	0.68	2,605,749	0.44
Forfeited and expired	(4,504,554)	0.69	(26,750)	1.05
Granted	2,670,000	0.37	5,749,333	0.77
Exercised	(464,967)	0.40	(440,444)	0.23
Outstanding at end of year	5,588,367	0.52	7,887,888	0.68
Options exercisable at end of year	3,035,868	0.62	2,872,334	0.62

16.

Supplemental Cash Flow Information

	2007	2006
	$	$
Non- cash investing and financing activities:
Proceeds from sale of subsidiaries	-	150,000
Other receivable	-	(150,000)
Cost of warrants & brokers’ rights	-	1,560,000
Other capital	-	(1,560,000)
(Decrease) increase in common stock due to reduction in other capital pursuant to stock warrants, rights and options issued	(159,479)	132,426

17.

Financial Instruments

a)    Credit risk

It is management’s opinion that the Company is not exposed to significant credit risk.

b)   Fair value disclosure

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision. The Company has estimated that the carrying value of its short-term financial assets and liabilities approximates their fair values at the balance sheet date because of the short-term maturity of these instruments.

c)   Foreign currency risk

All of the Company’s revenue is earned in foreign currencies and is exposed to currency fluctuations.  The Company, as much as possible, uses the revenue stream in foreign currency as a natural hedge to cover costs denominated in that currency.  The following shows, in Canadian dollars, the assets and liabilities in other currencies:

	2007			2006
		Original	Converted		Original	Converted
	Currency	$	$	Currency	$	$
Current assets	US	594,430	589,279	US	602,942	698,368
Current assets	GBP	-	-	GBP	2,725	6,219
Current liabilities	US	33,632	33,339	US	165,025	192,328

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

18.

Commitments

Purchase of on-line games licenses

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $14,000,000 plus royalties based on revenues.  The estimated schedule of payments for the one-time license cost is as follows:  $6,000,000 in 2008 and $8,000,000 in 2009.   The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license in the following amounts:

Game 1:

23% of Card Net Sales (if there is additional online revenue, 23% of Company Distribution Net Sales)

Game 2:

27% of Company Distribution Net Sales

Game 3:

28% of Company Distribution Net Sales

Game 4:

28% of Company Distribution Net Sales

Company Distribution Net Sales’ is defined as revenue received for Online Games Operation (“Gross Games Revenue”) minus distribution costs incurred by the Company in carrying out Online Game Operation (“Distribution Costs”) and exclusive of tax.  Distribution costs shall be capped at 18% of Gross Games Revenue.

The Running Royalty shall increase as follows:

(a)

  For Game 1, by 1% if Gross Games Revenue exceeds USD5,000,000 (so that the Running Royalty shall be 24% of Company Distribution Net Sales) and by an additional 1% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 25% of Company Distribution Net Sales).

(b)

For Game 2, 3 and 4, by 3% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 30% of Company Distribution Net Sales for Game 2, 31% of Company Distribution Net Sales for Game 3 and 31% of Company Distribution Net Sales for Game 4) and by an additional 2% if Gross Games Revenue exceeds USD20,000,000 (so that the Running Royalty shall be 32% of Company Distribution Net Sales for Game 2, 33% of Company Distribution Net Sales for Game 3 and 33% of Company Distribution Net Sales for Game 4).

Online game business operating cooperation

DNY (BVI) Limited (“DNY BVI”), a subsidiary of the Company, has signed an interim Agreement of Online Game Business Operating Cooperation (the “Agreement”) with Beijing Baiyouhuitong Net Technology Ltd (“Baiyou”).  As stipulated in the Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four (4) SEGA games. Consistent with that Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350 Cdn) to Baiyou as an advance against these costs. DNY BVI shall provide quarterly payments of approximately the same amount to Baiyou, with the next payment due prior to March 15, 2008. The amount and frequency of future payments beyond March 15, 2008 shall be dictated by a Definitive Agreement to be concluded between both parties prior to March 31, 2008.

19.

Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	2007	2006
	$	$
Direct costs paid to	-	158,433
Administrative costs paid to	288,066	392,150

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

19.

Related Party Transactions  (cont’d)

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  As of  December 31, 2007, there were no balances payable to related parties (December 31, 2006 - $3,272).

20.

Segmented Information

The Company operates under one operating and reporting segment as management has determined that the nature of its operations and the way management runs the business meets the aggregation criteria specified by Canadian accounting standards.

The Company’s revenues originate from the following geographical areas of operation.

		2007		2006
	UK and Europe	Total	UK and Europe	Total
	$	$	$	$
License and royalty fees	51,740	51,740	82,277	82,277

21.

Subsequent Events

Proposed Transaction

On February 5, 2008, the Company entered into a letter of understanding to enable a reverse takeover (“RTO”) and share exchange transaction between Dynasty Gaming Inc. (“Dynasty”), Junnet Omnimedia, Inc. (“Junnet”), UDS Technology Limited (“UDS BVI”), Wilson Cho (“Cho”) and Silva Ford Technology Ltd (“Ford BVI”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd.  As a result of this proposed transaction Dynasty Digital Interactive (“DDI”) will be the continuing company (“Company”).

Dynasty will purchase UDS BVI shares and Ford BVI shares from Junnet and Cho and issue a total of sixteen million four hundred thousand (16,400,000) post-consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Ford BVI shares, Dynasty will issue eight million four hundred thousand (8,400,000) post consolidation shares to Cho. Also of this amount, and as consideration for the purchase of the UDS BVI shares, Dynasty will issue eight million (8,000,000) post consolidation shares to Junnet. The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares.

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of UDS BVI in exchange    for shares of Dynasty’s common stock constituting 37.8% of its outstanding securities on a fully-diluted basis.  In addition, Dynasty will acquire 100% of the issued and outstanding shares of Ford BVI in exchange for shares of Dynasty’s common stock constituting 39.7% of its outstanding securities on a fully-diluted basis.  As a result of this transaction, both UDS BVI and Ford BVI will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. UDS BVI, through an intermediary company, will hold 100%  of Ju You Software Technology Ltd (“Ju You”), a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Ford BVI will hold, through an intermediary company, a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd.

UDS BVI and Ford BVI are non-public, non-operating companies with nominal net non-monetary assets.  Beijing Baihui Digital Stars Technology Co. Ltd. is a non-public company formed and operating since March 1, 2006.

Pursuant to the RTO transaction, the Company has entered into an agreement with a financial advisor to represent it in securing a private placement offering from accredited investors of 6,000,000 units at a price of US $5 per unit. The units are comprised of one common share and 0.50 of a warrant to purchase one common share for gross proceeds of US $30,000,000 (before transaction costs). The proceeds from this placement will be principally used to fund the licensing payments to SEGA for the exclusive rights to operate four online games in China (Note 18), to fund the growth and expansion of the online software distribution business and to expand the sales and marketing efforts relating to online games.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

22.

Canadian and United States Accounting Policies Differences

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The significant differences between Canadian GAAP and generally accepted accounting principles in the United States (U.S. GAAP), and their effect on the consolidated financial statements, are described below:

Consolidated statement of operations:

Effective January 1, 2004, for U.S. GAAP purposes, the Company adopted SFAS 123R, using the modified retro-prospective application method. Under this method, SFAS No. 123R applies to new awards and to prior years’ awards to give effect to the fair value-based method of accounting for awards granted, modified, or settled in cash on a basis consistent with the Proforma disclosures required for those periods by statement 123. Under Canadian GAAP, for awards granted before January 1, 2004, the Company did not recognize any compensation cost at the time of grant or as the requisite service was rendered. Total stock based compensation costs that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP is $35,608 representing $15,083 in 2004, $14,650 in 2003 and $5,875 in 2002.

Estimated Value of Warrants:

The Company allocates the proceeds of private placements between capital stock and warrants based on the estimated fair value of the warrants using the Black-Scholes model. For Canadian GAAP, the Company uses an estimated life of the warrants in the model. For U.S. GAAP reporting purposes, the Company uses the contractual term of the warrants in the model. This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows.  The impact of these different allocations on shareholders’ equity is as follows:

	2007		2006		2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$	$	$
Capital stock	18,196,924	17,044,745	17,675,355	16,512,505	12,405,434	12,139,934
Contributed surplus	120,653	120,653	120,653	120,653	120,653	120,653
Other capital	2,725,237	3,913,024	2,945,250	4,143,708	475,530	776,638
Cumulative translation adjustment	-	-	-	-	(189,919)	-
Deficit	(17,381,343)	(17,416,951)	(11,122,899)	(11,158,507)	(4,037,111)	(4,262,638)
Total shareholders’ equity	3,661,471	3,661,471	9,618,359	9,618,359	8,774,587	8,774,587

Consolidated Statements of Cash Flows:

SFAS No. 95, “Statement of Cash Flows”, requires that the consolidated statements of cash flows include a reconciliation of net loss to cash used in operating activities of continuing operations, as well as cash flow information related to discontinued operations.

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

22.

Canadian and United States Accounting Policies Differences  (cont’d)

Following are the consolidated statements of cash flows prepared in accordance with U.S. GAAP:

	2007	2006	2005
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(6,258,444)	(6,895,869)	(1,184,559)
Stock based compensation	(60,534)	1,042,146	30,257
Amortization of deferred development costs	756,180	819,792	-
Amortization of property and equipment , assets under capital leases and deferred lease benefits	176,231	84,909	53,360
Impairments	780,841	303,430	328,348
Gain on sale of discontinued operations	-	(24,715)	-
Loss (gain) on sale of property and equipment	7,969	(4,893)	-
Future income tax liability	-	-	148,050
Minority interest	(7,208)	-	-
	(4,604,965)	(4,675,200)	(624,544)
Change in non-cash working capital:
Accounts receivable	353,037	905,751	181,226
Prepaid expenses and work in progress	142,543	(3,580)	(227,807)
Accounts payable and accrued liabilities	(531,568)	(212,164)	(809,365)
Deferred revenue	(48,908)	103,655	(54,146)
	(84,896)	793,662	(910,092)
	(4,689,861)	(3,881,538)	(1,534,636)
Cash flows from investing activities
Restricted cash	6,455	(43,030)	-
Restricted deposit	-	(155,418)	3,900
Net cash transferred on sale of business	-	(879,789)	-
Cash acquired on acquisition	-	-	6,863
Loans receivable	150,000	-	134,836
Increase in development costs – gaming software	-	-	(578,624)
Tax credits received for development costs	127,210	277,088	-
Acquisition of property and equipment	(2,038,579)	(408,747)	(29,631)
Acquisition of intangible property	(200,000)	-	-
Proceeds on sale of property and equipment	500	19,650	-
Investment (Note 7)	(280,000)	-	-
	(2,234,414)	(1,190,246)	(466,656)
Cash flows from financing activities
Bank indebtedness	-	(85,337)	(37,340)
Repayment of obligations under capital lease	-	(15,320)	(39,867)
Decrease in loan from shareholder	-	-	(60,000)
Repayment of long term debt	-	(53,200)	(24,600)
Issuance of common shares net of costs	862,090	6,697,495	7,910,897
	862,090	6,543,638	7,749,090
Effect of exchange rates fluctuations on cash and cash equivalents	-	25,897	(17,577)
Net change in cash and cash equivalents	(6,062,185)	1,497,751	5,734,221
Cash and cash equivalents , beginning of year	7,551,017	6,053,266	319,045
Cash and cash equivalents , end of year	1,488,832	7,551,017	6,053,266

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(stated in Canadian Dollars)

22.

Canadian and United States Accounting Policies Differences  (cont’d)

Recently issued accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”) which becomes effective for fiscal periods beginning after December 15, 2008 (January 1, 2009 for the Company). This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial  Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) . The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, (“FAS 157”), which establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years, and the interim periods within those fiscal years, beginning after November 15, 2007 (January 1, 2008 for the Company). The Company is currently evaluating the impact of this standard on its consolidated financial statements.